Exhibit 99.2
October 3rd, 2024

AGENDA OPENING BRAZIL BD SOUTH AMERICA BD NORTH AMERICA BD SPECIAL STEEL BD FINANCIAL MANAGEMENT TAKEAWAYS Q&A

FOR EACH CHALLENGE, OUR BEST VERSION 3

SAFETY IS OUR VALUE QUALITY IS OUR BUSINESS EFFICIENCY IS OUR PROGRESS 4

AND OUR FUTURE LIES IN PEOPLE Rômulo Jesuíno da Silva Ouro Branco Unit 5

BRAZIL BD GUSTAVO WERNECK

8,8% 11,5% 10,5% 10,3% 9,1% 15,3% 13,3% 18,3% 18,3% IN THE FIRST 8 MONTHS OF 2024: THE UNFAIR IMPORT OF STEEL IS THE BIGGEST SECTORAL PROBLEM IN BRAZIL BRAZIL BD 7 Penetration rate: 18.3% Average monthly imports: ~390kt (~73% above the historical average¹) Import volume:~3.1 Mt (~76% above the historical average2 ) Growth in imports: ~16%3 Growth in domestic shipments: ~ 7%3 Growth in apparent consumption: ~ 8%3 Domestic shipments (Mt) Imports (Mt) Composition of Apparent Steel Consumption Penetration rate Source: Brazil Steel Institute. 1 Historical monthly average (2016 to 2023). 2 Jan-aug average (2016 to 2023). 3 Jan-aug of 2024 vs jan-aug 2023. 2016 2017 2018 2019 2020 2021 2022 2023 2024YTD 18.5 19.5 21.2 21.0 21.5 26.3 23.5 24.0 17.2

BRAZIL BD

POSITIVE OUTLOOK FOR MOST OF THE SEGMENTS IN WHICH WE OPERATE

SECTORAL TREND FOR 2024/2025

GERDAU
Investor Day
2024

Civil Construction[1]

+3.5%

~30%


Residential


Commercial


Construction
in Steel


Infrastructure

Industry[2]

+2.5%

~50%


Manufacturing
Industry


Machinery and
Equipment


Yellow Line


Wind and Solar
Energyr


Agri. Machinery /
Implements


Road
Machinery


Energy
Transmission


Oil &
Gas / Naval

Retail[3] and Agro[4]

+3.0%

~20%


Construction Retail


Agro Retail

Source: [1] Tendências – IBGE – (Latest Projection in Aug/24) | [2] Tendências – IBGE – (Latest Projection in Aug/24) | [3] Tendências – IBGE/Conab – (Latest Projection in Aug/24) | [4] Tendências - FGV - (Latest Projection in Aug/24)

8

COMPLETE PORTFOLIO OF PRODUCTS AND SOLUTIONS FOR OUR CLIENTS AND PARTNERS BRAZIL BD 9 Bars and Structurals Industrial Welds and Wires Wire Rod Flat Steel (Hot Rolled Coils and Plates) Structurals Agro Line Reels Nails Finished Products Rebar Downstream Start of flat steel operations in Ouro Branco Long Steel Flat steel Long Steel: 60% Reinforced Concrete / Rebar: 45% Other:15% Flat Steel: 40% 2012 2013 2017 75% 25% 2025e 60% 40% Note: product share are approximate.

10 Industry Agro Structurals Downstream Rebar Finished Products GG70: High-strength rebar New Oval Wire Customized Flat Steel for Oil & Gas and Wind Gerdau Mais Copper Free MIG Welding Wire Benchmark for better building solutions and technology, enabling a new level of productivity and sustainability. Technology and excellence in steel and customer service, customized for each segment. Increase productivity and safety in the field. App: Downstream Checking High-Strength Frame Rails Road Machinery Laser Plates New Barbed Wire Civil Construction COMPLETE PORTFOLIO OF PRODUCTS AND SOLUTIONS FOR OUR CLIENTS AND PARTNERS

Latin America’s largest steel distributor, with a broad portfolio of products and services for our clients and partners. With value propositions for each segment, it is a benchmark of the ease of doing business: always focusing on clients, adding value to the chain and stakeholders. BRAZIL BD COMERCIAL GERDAU NATIONWIDE PRESENCE Comercial Gerdau Branches Future Flat Steel Service Center 11 Flat Steel Service Center Comprehensive product and service mix Over 90,000 clients/year Steel downstream centers for civil construction 71 branches Leadership in the Brazilian steel distribution market Flat steel service centers Expansion of the flat steel portfolio Gerdau’s largest distribution channel

BRAZIL BD

STRONG DISCIPLINE IN COSTS AND CONTINUOUS PURSUIT OF GREATER EFFICIENCY

GERDAU Investor Day 2024


~R$1.0 billion/year
-150
-400
-450
-1,000
Controllable costs and expenses (R$ million)
Costs and expenses in 2023
Gains in 1H24
Gains in 2H24(e)
Annualized Gains (1H+2H)
Costs and expenses 2025 (e)[1]

MAIN INITIATIVES:

- **Fixed cost reduction:** optimized footprint, efficiency gains in maintenance and reduction of operational costs;
- **Logistics optimization:** network revision and growth in the utilization of Gerdau Next companies.

FOOTPRINT OPTMIZATION

(10% reduction in fixed costs of Mini Mills vs '23.)

Greater operational leverage in production units:


Idling of the Cearense Unit and migration of volume to the Açonorte Unit
Cearense
Açonorte
Barão de Cocais
Cosigua
Araçariguama
Idling of the Barão de Cocais Unit and migration of volume to the Cosigua and Araçariguama units.

GERDAU Shape the future

[1] It does not consider possible impacts of volume, inflation, exchange variation, fluctuations and consumption of raw material prices.

12

BRAZIL BD

DIGITAL SOLUTIONS TO MAXIMIZE THE EFFICIENCY OF INDUSTRIAL PROCESSES

GERDAU Investor Day 2024

Expert Systems: R$ 200 – 300 M

- Focused applications by stage of the production process;
- Dynamic (metallurgical) models supporting daily operational decision-making;
- Objective: to enhance the performance of key indicators at each stage.

Digital Twins: R$ 100 – 200 M

- Cross-functional platforms that virtualize the entire production process with real data;
- Optimization of production planning and scheduling (from raw material to final product);
- Higher production volume and reduction of inventory.

POTENTIAL GAINS IN COSTS AND PRODUCTIVITY[1]


HOW TO MAKE THE MOST OF THE PLANT'S CAPACITY?
Numerous sequences.
Specification of Each Stage and Equipment.
Different Products.
Carro Torpedo
KR Dessulf. primária
Sucata
Gusa
Ferro Gusa
Convertedor LD
Forno Panela
RH
Ling. Contínuo de Tarugos
Corte Secundário
Ling. Contínuo de Placas
Ling. Contínuo de Blocos e Beam Blank
PRODUTO ACABADO
Fio-Máquina
Placas
Tiras a quente
Chapas grossas
Perfis e Cantoneiras
Tarugos laminados
Blocos laminados
Blocos lingotados
Tarugos lingotados
SIMPLIFIED DESIGN
OURO BRANCO UNIT BLUEPRINT

Highlights:

- **+ 2% (15 runs/month) production with the same assets (melt shop)**
- **+ Process productivity (elimination of spreadsheets and knowledge management)**

[1]Gain realized in a typical production year (EBITDA and Working Capital)

GERDAU Shape the future

13

HOT-ROLLED COIL PRODUCTION EXPANSION AT OURO BRANCO UNIT 14 Growth in value-added products: +35 p.p. 47% 19% 11% 29% 30% 30% 24% 51% 58% 2015 2016 - 2024 2025 Breakdown of Ouro Branco’s capacity Semi-Finished Steel Finished Long Steel Finished Flat Steel 1 After the investment matures. New Coil Warehouse Increased competitiveness of Gerdau’s hot-rolled coils productivity and costs. safety and quality service. Besides greater and better driven by significant gains in Growth in flat rolling capacity of 250 kt/ano; Startup: scheduled for early Jan/25 and ramp up of around five months; Potential EBITDA/year gain: R$ 400 M1 ..

NEW ORE TREATMENT PLANT 15 5.52 Mtpa of high-grade ore (65%); CAPEX of R$3.2 billion between 2023 and 2026; 40 years of certified reserves; Ramp up in 12 months, ensuring the goal of 75% of verticalization in the first year Project 50% complete and all critical equipment acquired ~60,000 tonnes of CO2 reduction per year; Integrated and efficient logistics (slurry and rail terminal); Significant Driver for the Future: pellet/ direct reduction iron production and supply of units that use bioreducer. % of own and third-party ore and iron content1 Ore Cash Cost at the OTP II: US$30 /t Potential gains of ~R$1,100 M in EBITDA/year (cost reduction of 80% in blast furnace charge at Ouro Branco and 20% in ore shipments) 65% 75% 35% 25% 62% 65% 15% 25% 35% 45% 55% 65% 0% 20% 40% 60% 80% 100% 120% 140% 2024 6M After ramp up Own ore Third-party ore Iron content 1 Supply to the Ouro Branco Plant 2On a wet basis, considering an average humidity of 10% 3Consider the reduction of the blast furnaces' cost at Ouro Branco: gains come from the cost reduction by using in-house ore (cash cost of OTP II ore at US$ 30/t), optimization of the ore mix with lower pellet usage, and reduction of specific consumption. 4Consider a long-term iron ore price of US$ 80/t CFR China for 62% grade, adjusted for quality, 65% grade, and freight (~US$ 65/t FOB OB) vs the cash cost of OTP II ore at US$ 30/t

16 VÍDEO UTM II

NORTH AMERICA BD CHIA YUAN WANG

GERDAU Investor Day 2024

NORTH AMERICA BD

PRODUCTS AND SERVICES TO ADD MORE VALUE TO OUR CUSTOMERS



Structure and competitive advantages

+ More than **7,000 employees**

One of the market leaders, **with all facilities scrap-based** and excellence in service through **one-stop-shop and B2B concepts**

10 industrial plants, operating in the **US** and **Canada**, and joint ventures in **Mexico**. **Lowest CO_2 emitter** in the North American steel production chain

Operating markets:
- **Construction ~25%** (non-residential)
- **Distribution ~50%** (civil, metal, foundations and retainment)
- **Industry ~25%** (energy, agriculture, automotive, etc.)

Capacity of **5,400 MT of crude steel, 100% scrap-based**

Certified B Corporation

18

19 HIGH-PERFORMANCE BUSINESS IN NORTH AMERICA Long steel products are expected to benefit the most from macro-trends; Product portfolio consisted of profitable and less volatile mix of products; Organic CAPEX focused on: − Capacity increase and cost efficiency; − Incremental product portfolio growth; − Portfolio flexibility at mill level to maximize capacity utilization throughout cycle; Low emission footprint (including lowest emission structural steel mills in the U.S.). Balanced exposure to customer channels enabled by winning go-to-market strategy; Customer centric culture focused on delivering on what is promised; Digital tools as enablers of seamless experiences for customers and other stakeholders. Heat treat facility; Solar pile processing facility; Precision cut capability; Grow captive scrap footprint to secure volume and competitive cost. NORTH AMERICA BD Flexible and Growth-Poised Portfolio Customer-focused and market-driven Strategic Vertical Integration

20 NORTH AMERICAN MARKETS ARE STABILIZING 2,1% 2,5% 2,9% 1,8% 2,5% 3,0% 2,5% -2,2% 5,8% 1,9% 2,5% 2,6% 1,9% 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024e 2025e U.S. GDP (YoY change) ABI Leading Construction Indicator ISM Leading Manufacturing Indicator 40 50 60 70 2020 2021 2022 2023 2024 20 30 40 50 60 2020 2021 2022 2023 2024 Source: International Monetary Fund | Architectural Billings Index | Institute for Supply Management’s Manufacturing index

NORTH AMERICA BD

HOWEVER, FUNDAMENTALS ARE STRONG...

GERDAU Investor Day 2024

Average Total U.S. Construction Spending[1] (US$ M)


135%
124%
33%
2018-2022 Average
2023-2024 Average
2018-2022 Average
2023-2024 Average
2018-2022 Average
2023-2024 Average

- Reshoring trends of domestic manufacturing
- Reshoring and advancement of domestic chips production **CHIPS and Science Act**
- Supporting highway and general infrastructure spending **IIJA**

Map of Megatrend projects including renewable energy


Semiconductors
Clean Energy Manufacturing
Batteries/EVs
Biomanufacturing
Heavy Industry
Clean Power

IMPORTS
No significant changes to **Section 232** expected through election cycle

GERDAU Shape the future

Source: US Census Bureau: Construction Put in Place (CPIP) - Total U.S. construction spending | whitehouse.gov. | [1]Information should be seen as an indicator of trends in similar investments, and not in isolation for each individual incentives.

21

22 BALANCED EXPOSURE TO DIFFERENT END-MARKETS… Manufacturing and Energy Following overall economic activity Non-Residential Construction Maintaining higher level of activity Market Activity Source: internal data NORTH AMERICA BD Renewable Energy Mobile Homes Railroad Components Oil & Gas Agricultural Equipment Truck Trailers General Manufacturing Data Centers Manufacturing Plants/Reshoring Hospitals Education Warehouses Office Buildings Infrastructure

Gerdau product applications in markets of growth: …WELL POSITIONED TO SUPPLY GROWING SECTORS 23 Infrastructure Rebar Piling Rebar Beams Merchants Piling Data Centers and Manufacturing Plants Structural frame (beams) Joists (merchants) Foundation (rebar and piling) 23 Renewable Energy Posts (beams) Fasteners (SBQ) Anchoring (A722 bars) Foundation (rebar)

24 STRATEGIC CAPEX DRIVING ADDITIONAL REVENUE Petersburg (VA) & Midlothian (TX) Enabled us to produce heavier Wide Flange Beam sections increasing our offerings to the market Petersburg (VA) Enabled us to produce more piling including new sizes to meet market demand Midlothian (TX) & Cartersville (GA) Enabled us to produce additional Wide Flange Beams to offer a superior solar post product in the market Note: VA = Virginia | TX = Texas | GA = Georgia

NORTH AMERICA BD 25 TRANSFORMATION JOURNEY 2021 Petersburg, VA Cartersville, GA 2023 Whitby, ON Downstream - Midlothian Heat Treat Processing 2026 Midlothian, TX (Phase 3) 2025 Midlothian, TX (Phase 2) Downstream – Solar Product Mix Evolution Merchant Bar & Structural Rebar 2017 40% 60% 2024 Jackson, TN Midlothian, TX (Phase 1) Metallics Growth 10% 90%

NORTH AMERICA BD

LOW EMISSION FOOTPRINT

GERDAU Investor Day 2024

- **Top 3 lowest emission producing mills of Structural steel in the U.S.**
- **In North America, all facilities are scrap-based**
- **Our steel has greater than 96% recycled content**
- **98% of the water reused**
- **Gerdau is the first steel company in North America to achieve B Corp certification**
- **Our new 80MW solar farm in Texas can power 50,000 households** (not yet included in GWP[1] figures)

#	Domestic Mill	GWP (Cradle to mill gate) *ton CO2 eq/ton steel*	Excess Emissions vs. Best-in-Class
1	Gerdau Petersburg	0.527	-
2	Gerdau Cartersville	0.686	+30.1%
3	Gerdau Midlothian	0.713	+35.3%
4	Competitor Mill 1	0.816	+54.8%
5	Competitor Mill 2	0.930	+76.5%
6	Competitor Mill 3	1.600	+203.6%
Global Steel Average		1.910	+262.4%

Note: [1]Global Warming Potential is a third-party verified company's EPDs (Emissions' Public Disclosure)

26

SPECIAL STEEL BD RAFAEL JAPUR

SBQ Wires Wire Rod Forged Bars Blanks Rolled Bars SOLID PORTFOLIO AND DELIVERY OF SOLUTIONS APPLICATIONS Parts for the final produt METAL SCRAP RENEWABLE ELECTRICITY MATRIX AND FERROUS SCRAP AS A RAW MATERIAL SPECIFIC PRODUCTS AND APPLICATIONS ~100% OF SHIPMENTS MAKE TO ORDER 28 Transmission Engine Steering Suspension eDrive

MARKET SEGMENTS AUTO LIGHT VEHICLES HEAVY VEHICLES BUSES MOTORCYCLES AGRICULTURE AGRICULTURAL MACHINERY CONSTRUCTION MACHINERY WIND TOWERS OIL AND GAS CONSTRUCTION ENERGY MINING OTHER MILLS TRAINS AND RAILROADS ROLLING MILL 29

Special Steel BD

DIVERSIFICATION AND EXCELLENCE

in serving various markets consolidate Gerdau as a leading in SBQ

GERDAU Investor Day 2024

SBQ Deliveries by Category[1]

~80%
Auto Market


5%
3%
12%
30%
50%
1.2 Mt crude steel capacity

- Light Vehicles
- Heavy Vehicles
- Agr. & Construction
- Distribution[2]
- Other


6%
6%
3%
4%
80%
1.2 Mt crude steel capacity

Over 300 clients served in several sectors

- Germany
- Argentina
- Brazil
- Canada
- Chile
- Colombia
- United States
- Italy
- Mexico
- Peru

We are the **largest SBQ producer** in the Americas

Our special products and services are used in a wide range of applications

GERDAU
Shape the future

[1] Deliveries considering the final segment of steel consumption. | [2] Distribution supplies all the segments shown in the graph.

30

MARKET OVERVIEW BRAZIL U.S. Estimates 2024 2030 2024 2030 Automobile production Units (Million) 2.4 3.4 15.9 17.0 Battery electric vehicles % - 6.4% 8.8% 32.2% Hybrid vehicles % 2.2% 11.0% 16.6% 24.1% Pick ups + SUVs % 56.0% 65.0% 82.0% 87.0% Total SBQ¹ Demand Tonnes (Million) 0.9 1.2 4.2 5.0 ¹ U.S. demand considering North America and Gerdau Special Steel’s local portfolio: round bars. Source: S&P Global, WardsAuto, MKT Special Steel BD, and ANFAVEA (National Association of Vehicle Manufacturers). 1,20 2,70 3,10 3,59 Motorization rate per country (inhabitants/vehicle) Special Steel Source: MKT Special Steel BD, Sindipeças 2023, and Forbes 2023 31 Light Vehicles Heavy Vehicles Non-Automotive and Distribution Production and sales on the rise. Electrification transition led by hybrid vehicles. After the market downturn in 2023, production and sales are on the rise. Gradual recovery in the medium term. Gradual growth in production and sales. Hybrid vehicles take center stage. Pre-buy prospects due to a change in the EPA² emission standards scheduled for 2027. Gradual recovery in the medium term. ² U.S. Environmental Protection Agency. Opportunities and growth potential Stable SBQ market, despite increased competition from steel and part imports 2025 Trends

Special Steel BD



CAPEX

GERDAU
Investor Day
2024

Project	Investment	Delivery	Status
Continuous Casting in Pindamonhangaba (STRATEGIC CAPEX; CONCLUDED)	R$700M	2022	Homologation process 100% completed
New Peeling Machine in Charqueadas	R$140M	2024	Test production scheduled for November/2024
Scrap Processing (STRATEGIC CAPEX)	R$400M	2026	

CONTINUOUS CASTING IN PINDAMONHANGABA

A benchmark for technology and modernity: higher quality steel and energy efficiency in operations

- Commitment and interest of the chain in the new production route;
- Metal yield gains and CO_2e reduction of over 10% in rolling mill 1;
- Jan – Jun/24 - Increase of R$20M in EBITDA.

NEW PEELING MACHINE IN CHARQUEADAS

Steel with tighter dimensional tolerances to meet market demands

- Increased productivity and safety: line production;
- Lower environmental impact in the generation and disposal of process waste.

SCRAP PROCESSING

Competitiveness and quality gains

- Optimizing scrap processing will improve steel quality, enhance melt shop productivity, and deliver cleaner steel to the auto industry.

SUSTAINABILITY

GERDAU
Shape the future

32

Special Steel BD


WELCOME TO
FINISHING

SUSTAINABILITY

GERDAU
Shape the future

GERDAU
Investor Day
2024

CAPEX

MONROE

Most modern
SBQ unit in North America

Investment
Melt Shop 2020-21
+
Cold-end 2024-25
R$750M

STRATEGIC CAPEX

Capacity increase

+195Kt/year[1]

CONCLUDED



Productivity and sustainability gains[2]

- Melt shop: production increase from 64 to 83 t/hour;
- ~15% in conversion costs[3];
- Clean steel production: from 1K to 55Kt/year
- Reduction in emissions from 0.89 to 0.63 t CO_2e / t of steel

Unit prepared to maximize
service to the future needs of our clients and potencial demand for hybrid and electric vehicles.

[1] Project awaiting a shutdown to install final equipment. | [2] Considering the comparison of production between 2019 and 2024 and last-phase investments (melt shop and cold-end).
| [2] Cost of transforming raw materials into final products.

33

ONGOING COMMITMENT TO SUSTAINABILITY Pursuit of HIGHER VALUE-ADDED SOLUTIONS to create more SUSTAINABLE products and consistently reduce greenhouse gas emissions Project HYDROGEN IN MONROE DECARBONIZATION STUDY FOCUSED ON RESEARCH ON HYDROGEN USE TO REPLACE NATURAL GAS The first test in the North American steel industry will be made in the reheating furnace of the plant in Monroe, MI, U.S. 34 First in the steel industry to achieve this recognition in the region 3434 Reheating Furnace in Monroe Federal Grant US$ 10M

SOUTH AMERICA BD MARIANA DUTRA

SOUTH AMERICA BD

STRATEGIC COMPETITIVENESS ADAPTED TO LOCAL MARKETS

Sale of equity interests in JVs Diaco S.A. and Gerdau Metaldom Corp
US$325 million



Capacity (Mt/year)


912
85
450
377
Crude Steel
1,000
80
240
680
Rolled Steel

100%
OF LONG STEEL PRODUCTION BASED ON SCRAP METAL

PORTFOLIO DISTRIBUTION


10%
20%
70%

- Distribution
- Civil Construction (civil, metal, foundations, and retainment)
- Industry (energy, agriculture, etc.)

PRODUCTS


Rebars
Wires
Merchant Bars
Structural Shapes
PREGOS
GERDAU
Nails
Wire Rod

Empresa B Certificada

Siderperu, was one of the first companies in the world to be certified as a B Corporation

GERDAU
Shape the future

36

37 MARKET OVERVIEW Source: ¹ Central Reserve Bank of Peru - Aug/24. ² Argentine Steel Chamber - Aug/24; ³ Transaction GDP growth recovery in 2024 and greater political stability. Recovery in civil construction, industry, mining, infrastructure, and public works. Reducing inflation is at the cornerstone of economic policy. Economic activity driven by the agriculture and oil & gas. Demand for long steel for infrastructure works. 1,242 1,722 1,779 1,693 847 1,249 1,901 2,014 1,845 767 37.3 41.3 38.0 41.2 49.1 38.6 47.5 49.0 45.8 2020 2021 2022 2023 8M24 2020 2021 2022 2023 8M24 Economic Outlook¹ Business Confidence¹ Long Steel Production (ktons)² Apparent Consumption (ktons)² 2020 2021 2022 2023 8M24 114 144 124 119 118 Apparent Consumption (ktons³) DRIVERS FOR 2025 Investment of ~US$ 20 million in lamination. Consolidation of Comercial Gerdau in the domestic market. Focus on the needs of construction sector clients. PERU ARGENTINA URUGUAY

FINANCIAL MANAGEMENT RAFAEL JAPUR

39 RESILIENT RESULTS THROUGHOUT THE CYCLE Indebtedness Net Debt (R$ million) Net Debt/Adjusted EBITDA 2,72x 4,24x 3,49x 2,98x 1,71x 1,67x 1,25x 0,30x 0,33x 0,40x EBITDA Net Income EBITDA (R$ million) EBITDA Margin Adjusted Net Income (R$ million) Earnings per share (R$) 4.906 4.501 4.049 4.321 6.657 5.733 7.690 23.222 21.508 13.502 5.438 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 6M24 1.190 684 91 522 2.507 1.295 2.408 13.879 11.595 6.854 2.190 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 6M24 11,5% 10,3% 10,8% 11,7% 14,4% 14,4% 17,6% 29,6% 26,1% 19,6% 16,6% 0,82 (2,69) (1,70) (0,21) 1,34 0,70 1,38 9,04 6,50 4,26 1,37 13.673 19.542 14.495 13.132 11.558 9.755 9.857 7.253 7.172 5.548 5.942 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 6M24

40 LIQUIDITY & INDEBTEDNESS 0.53x R$12.5 bn 7.2 years Net Debt/EBITDA Gross Debt Average Term 106.7% o CDI p.a. R$6.6 bn Average Cost (BRL) Cash and Cash Equivalents 5.5% p.a. Average Cost (USD) GROSS DEBT < R$12 BILLION AVERAGE TERM > 6 YEARS NET DEBT/EBITDA ≤ 1.5X FINANCIAL POLICY RATINGS Bbb STABLE Bbb- POSITIVE Baa2 STABLE ¹With no deferred expenses. ² Global Revolving Credit Facility. LIQUIDITY POSITION AND DEBT AMORTIZATION1 (R$ BILLION) 6,6 0,8 1,1 0,8 2,3 1,5 2,8 3,0 4,9 Liquidity 2024 2025 2026 2027 2028 2029 2030 2031 and after 11,5 Cash and Cash Equiv. RCF2 Bonds Debentures Bank loans 0,2 FINANCING TYPE DEBT BY CURRENCY COMMITTED REVOLVING CREDIT FACILITY CASH BY CURRENCY R$ BN 81% 17% 2% Debt Capital Markets Bank Loans Others 65% 33% 2% USD BRL Others 4,9 Available Balance Used 61% 36% 3% USD BRL Others

41 BONDS & DEBENTURES FIXED INCOME OPPORTUNITIES GERDAU YTM VS. 10Y U.S. TREASURY 1. 2029-2031 bonds from the following peers: Nucor, Steel Dynamics, ArcelorMittal, CMC, Vale, CSN, Suzano, JBS; Source: Bloomberg. Local and offshore Fixed Income portfolio Low volatility amidst market fluctuations Average performance closer to global peers rather than local peers GERDAU G-SPREAD VS PEERS¹ Mínimo Máximo Média UDM Bond Maturity Cupon Balance as of June 30th, 2024 (US$ million) 2027 14.10.2027 4,875% 420 2030 21.01.2030 4,250% 498 2044 16.04.2044 7,250% 481 Debentures Maturity Cupon Balance as of June 30th, 2024 (R$ million) 2029 29.05.2029 CDI+0,6% 1.500 2026 06.05.2026 107,25% CDI 800 Gerdau 2030 YTM 10Y US Treasury ∆ 3,78 4,84 Média: 1,33 0,00 0,50 1,00 1,50 2,00 2,50 3,00 3,50 4,00 4,50 5,00 2,00 2,50 3,00 3,50 4,00 4,50 5,00 5,50 6,00 6,50 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 Jul-24 Aug-24 Sep-24 173 202 215 363 160 93 140 134 246 86 133 163 167 288 109 Gerdau 2030 Brazil 2030 BRZ IG Comps BRZ M&M Comps International M&M Comps

42 CAPITAL ALLOCATION 1. Total shareholder returns, adjusted for shareholder payments. // 2. Shareholder payments / Parent Company’s net income after booking the reserves set forth in the Bylaws. DILIGENT FINANCIAL MANAGEMENT AND INTELLIGENT VALUE CREATION FOR SHAREHOLDERS CONTINUOUS EFFORTS Solid returns to shareholders in line with the dividend policy (minimum of 30% do Net Income¹) Focus on cost cutting initiatives and asset optimization Stable maintenance CAPEX, in line with depreciation Financial Discipline − Balanced leverage and amortization schedule − Light and flexible balance sheet − Resilience amidst market fluctuations OPPORTUNITIES Share buyback program (Up to 69,8 million shares between GGBR3 and GGBR4 ansuptto 33 million shares of GOAU4) Extraordinary payments to shareholders according to cash flow generation Organic growth through the strategic CAPEX program Merges and Acquisitions − Core-Business: focused and opportunistic − Gerdau Next: Complimentary and disciplined

NORTH AMERICA SPECIAL STEEL BRAZIL TOTAL 43 STRATEGIC CAPEX — 2Q24 5.595 6.305 Midlothian Capacity Rolling Mills Capacity (PTB, CTV and JKS)1 Meltshop Capacity Whitby Monroe Roadmap New Continuous Casting Pinda Forestry Base Expansion New Scrap Processing Susteinable Iron Ore Program (MFe) 700 350 1.500 HRC Expansion + Utilities 700 400 3.200 1.550 750 1.000 11.900 Rolling Mill Expansion Total CAPEX 1.750 Unspent Spent (R$ million, cumulative) ¹ PTB: Petersburg | CVT: Cartersville | JKS: Jackson. 250 200 100 Capacity Increase (kt/year) 90 250 500 Finished

44 (R$ Million, cumulative) DISBURSEMENT SCHEDULE HIGHLIGHTS Updated view, clear of completed projects Incorporation of Downstream Projects in North America Adjustment to forestry investments due to the idling of Barão de Cocais and Sete Lagoas (Biomass Route) NORTH AMERICA SPECIAL STEEL BRAZIL TOTAL 1.500 400 3.200 1.550 450 350 9.200 1.750 5.825 3.375 R$ 3 Bi¹ To invest in Already invested Capacity addition1 (In thousand tons/year) 500 250 250 2021 2022 2023 2024 2025 2026 2027 and after STRATEGIC CAPEX UPDATE Investments in business growth and competitiveness ¹ Approximate CAPEX guidance corresponding to the amount allocated to competitiveness. Midlothian Capacity Downstream New Scrap Processing Iron Ore Treatment Plant HRC Expansion + Utilities Rolling Mill Expansion Forestry Base Competitiveness Total

FINANCIAL MANAGEMENT

STRATEGIC CAPEX

Gains from business growth and competitiveness

Completed projects — Potential EBITDA of R$1,450 million[1]



Rolling Mills Capacity (PTB, CVT and JKS)[2]

- Investment of R$700 M
- Potential EBITDA of R$400 M
- Capacity gain of 100 kt



Whitby Meltshop Capacity

- Investment of R$350 M
- Potential EBITDA of R$400 M
- Capacity gain of 200 kt



New Continuous Casting - Pinda

- Investment of R$700 M
- Potential EBITDA of R$100 M



Monroe Roadmap[3]

- Investment of R$350 M
- Potential EBITDA of R$400 M
- Capacity gain of 200 kt

[1] After investments mature. / [2] PTB: Petersburg | CVT: Cartersville | JKS: Jackson / 3 Project awaiting a stoppage to install final equipments.

GERDAU Investor Day 2024

Potential Annual EBITDA by project[1]


NORTH AMERICA
SPECIAL STEEL
BRAZIL
TOTAL
500
250
200
1.100
400
250
50
2.750
Midlothian Capacity
Downstream
New Scrap Processing
Iron Ore Treatment Plant
HRC Expansion + Utilities
Rolling Mill Expansion
Forestry Base Competitiveness
Total

GERDAU Shape the future

45

46 SHAREHOLDER RETURNS Consistent, elevated payout Consistent execution of the share buyback program LONG-TERM VALUE CREATION Dividends (R$ thousand) Share Buyback (R$ thousand) Payout % SHARE BUYBACK PROGRAM Up to August 1st, 2025 426 439 180 136 1.008 356 715 5.355 7.156 2.641 841 33,2% -9,6% -6,2% -37,8% 46,4% 33,5% 34,3% 37,3% 69,1% 41,2% 30,5% 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 6M24 GERDAU S.A. GGBR3 e GGBR4 Total Program Up to 69.8 million shares ~19.1 million shares repurchased Invested amount: R$348.1 million (0.9% of Market Cap ²) METALÚRGICA GERDAU S.A. GOAU4 Total Program Up to 33 million shares ~8.9 million shares repurchased Invested amount: R$94.3 million (0.9% of Market Cap²) 27,3% 72,7% GGBR¹ 27,0% 73,0% GOAU4 Repurchased To be repurchased ¹ Includes the sum of the shares repurchased of GGBR3 e GGBR4. | ² On 09/30/24. Repurchased To be repurchased

47 REVALUATION POTENTIAL: SUM OF THE PARTS VS. PEERS BASED ON 2Q24 LTM EBITDA (US$ million) 1. Brazilian peers: Ternium, CSN, and Usiminas | U.S. peers: CMC, Steel Dynamics, and Nucor | Latam peers: Ternium | Special Steel peers: Metallus. 2.Considers US$52 million in eliminations and adjustments. 3. Includes Uruguay, Argentina, and Peru. Note: BRL to USD exchange rate: R$5.56. GGBR4 price on June 30, 2024: R$ 18.38. ~+50% Median FV/EBITDA UDM2T24 of Comparables¹ 5.8x 6.7x 3.3x 4.2x As the market prices the North America division at 6.7x EV/ 2Q24 LTM EBITDA, it seems to assign a minimum value to the other business divisions at the Company’s current enterprise value. 1.018 22.4% 50.9% 207 25.6% 10.3% 323 16.6% 16.2% Brazil North America Special Steels Firm Value Implicit Net Debt and Others Implied Equity Value Current Equity Value 2,604 6,851 672 1,343 11,471 (1,069) 10,402 6,971 South America ³ 1,947² 16.8% 100.0% Implied Sum of FV/EBITDA Parts UDM2T24:5.9X EUA FV/EBITDA UDM2T24 6.7 Gerdau North America EBITDA LTM2Q24 1,018 Implicit FV Gerdau North America 6,851 (-) Gerdau actual FV (@4.1x FV/EBITDA LTM2Q24) 8,040 (=) Evaluation of the others BDs 1,189 CURRENT GERDAU FV/EBITDA LTM2T24: 4.1X EBITDA LTM2T24 451 EBITDA Margin 9.9% % total EBITDA total 22.6%

SUSTAINABILITY RAFAEL JAPUR

49 GERDAU AND LOW-CARBON ECONOMY OUTSTANDING POSITION According to the Transition Pathway Initiative (TPI), Gerdau is in line with the Paris Agreement and better-positioned than the other companies in the sector. tCO2eq/t steel 2020 Minimal Maximum Average of pairs 0.43 0.93 1.43 1.89 2.34 2023 0.41 0.91 1.34 1.91 1.91 2031 0.23 0.82 1.02 1.78 By 2031, Gerdau will reduce its emissions from 0.93 tCO2e/ t steel to 0.82 tCO2e/ t steel. The goal is in line with the Long-Term Incentive Program for our senior leaders based on the Marginal Abatement Cost Curve (MACC).

50 ON THE PATH TO MEETING OUR COMMITMENT AND BEYOND Higher operational energy efficiency Greater use of scrap Expanded forest base and renewable energy sources Investment in new technologies and open innovation 1 2 3 4 0,93 0,82 0,72 0,40 0,05 0,03 0,03 0,10 0,32 2020 Energy and operational efficiency Improvements to the coke route Renewable energy (commitment) 2031 Gerdau target 100% renewable energy Renewable energy Update BFs/DRI/HBI Disruptive technology + compensation Neutrality 2050 tCO2eq/t of steel

GUSTAVO WERNECK TAKEAWAYS

OUR PLANS FOR THE NEXT 100 YEARS… Culture aligned with our purpose Efficient management of our assets Competitiveness through assets with greater long-term potential Increasingly technological, innovative and sustainable solutions Investments in the decarbonization of our processes Actions to build a fairer and more sustainable society Financial discipline and long-term value creation through capital allocation Solid balance sheet Attractive returns for investors MEETING THE NEEDS OF CLIENTS, THE ENVIRONMENT AND SOCIETY DISCIPLINE IN THE EXECUTION OF OUR PLANS COMMITMENT TO SUSTAINABLE GROWTH

Q&A

GERDAU S.A.

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